Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	56447V-241784
Date	September 13, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549

Attention:	Ronald E. Alper, Staff Attorney Division of Corporation Finance Mail Stop 3561

Dear Sirs/Mesdames:

Re:	Starcore International Mines Ltd. Registration Statement on Form 20-FR12G Filed August 12, 2016 File No. 000-50922

We act as legal counsel to Starcore International Mines Ltd. (the “Company”). We refer to your letter of September 8, 2016 in respect of the above-captioned registration statement (the “Registration Statement”), addressed to Mr. Robert Eadie in his capacity as Chief Executive Officer of the Company.

The Company is diligently reviewing Staff’s comments on the Registration Statement, with the view to providing its response as soon as possible. However, due to anticipated absences in the forthcoming weeks of certain key personnel at the Company and its registered public accounting firm whose input is required, the Company respectfully requests an extension of time to submit its response until Thursday, October 6, 2016.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

HIO/

Cc: Mr. Robert Eadie, Chief Executive Officer
Starcore International Mines Ltd.